EXHIBIT 99.11

Treasury

Green Bond Fact Sheet

Assets

Eligible transactions include loans that will preserve, protect or remediate air, water or soil, or help mitigate climate change.

For example:

–	Waste Management
–	Remediation & Soil Treatment
–	Recycling & Recovery
–	Water Management
–	Sustainable Forests Management
–	Sustainable Agriculture Management
-	Renewable Energy
–	Biofuels & Bioenergy
–	Smart Grid Energy Infrastructure
–	Alternative Energy Transportation and Public Ground Transport
–	Industrial Process Improvements

Received endorsement from Center for International Climate and Environmental Research (CICERO) an independent research centre associated with the University of Oslo in Norway.

Selection of project samples

IMPSA (Industrias Metalurgicas Pescarmona)	Argentina	Renewable Energy

Cascades Inc.	US	Recycling and Recovery

Noble Environmental Power	US	Renewable Energy

GoldLinQ Consortium	Australia	Public Ground Transport

Angel Trains Limited	UK	Public Ground Transport

EDC – Canadian Sovereign Credit

–	Export Development Canada is wholly owned by the Government of Canada.

–	EDC debt securities constitute direct and unconditional obligations of Her Majesty in right of Canada.

–	Canada remains one of the strongest fiscal economies in the G8 after a decade of balanced budgets and surpluses. Canadian debt to GDP ratio is the lowest amongst the major world economies.

Green Bonds

–	Allocations will be prioritized to investors with a green investment mandate.

–	EDC is committed to the regular issuance (approximately once a year).

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Treasury

Green Bond Framework

Special Account

An amount equal to the net proceeds of the issue of the Notes will be credited to a special account that will support EDC’s lending for Eligible Transactions. So long as the Notes are outstanding and the special account has a positive balance, at the end of every quarter, funds will be deducted from the special account and added to EDC’s lending pool in an amount equal to all disbursements from that pool made during such quarter in respect of Eligible Transactions.

Eligible Transactions

“Eligible Transactions” means all transactions (loans) funded by EDC in support of goods, services or projects that are beneficial to the environment, as determined by EDC.

Eligible Transactions will include those that a) preserve, protect or remediate air, water or soil, or b) help mitigate climate change.

Without limitation, transactions in the following sectors will generally be considered eligible:

1.	Waste Management

2.	Remediation & Soil Treatment

3.	Recycling & Recovery

4.	Water Management

5.	Sustainable Forests Management

6.	Sustainable Agriculture Management

7.	Renewable Energy

8.	Biofuels & Bioenergy

9.	Smart Grid Energy Infrastructure

10.	Alternative Energy Transportation and Public Ground Transport

11.	Industrial Process Improvements

Selection of Eligible Transactions

The selection of Eligible Transactions is done in cooperation between EDC Treasury, EDC’s Infrastructure and Environment Team and EDC’s Environmental Advisory Services Team.

These transactions have been screened according to EDC’s environmental and social risk management framework. This includes a review of large infrastructure transactions against the IFC Performance Standards on Environment and Social Sustainability in accordance with our commitments to the OECD Common Approaches, and the Equator Principles.

For transactions that are not stand-alone physical infrastructure developments, under our Environmental and Social Risk Management Policy we assess environmental and social risk of transactions according to good industry practice.

Transparency

To enable investors to follow the development and provide insight to prioritised areas EDC will provide an annual letter to investors including:

–	a list of eligible transactions connected with the Notes

–	a selection of project examples and

–	a summary of EDC’s Green Bond developments.

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Treasury

Green Bond Q&A

Assets

1.	How has EDC ensured prudence in the project selection?

We have established a Green Bond framework which sets out eligible transactions and provides clear guidance to our internal selection processes. An independent third party (environmental research institution) has carried out a second opinion vetting our Green Bond framework and set-up. A separate account structure has been created, disbursements can be traced and we will report on the Green Bond use of proceeds.

2.	How does EDC select eligible projects for the Green Bonds proceeds?

Eligible Transactions are selected in cooperation between our Infrastructure and Financial Services Team, Treasury Team and Environmental Advisory Services (EAS) Team. The selection is carried out in accordance with our framework for selection of eligible transactions for Green Bond issuance.

3.	Who has endorsed our Green Bond Framework?

The Centre for International Climate Environmental Research (CICERO), an independent research center at University of Oslo.

4.	Does EDC have an environmental policy?

Yes. We have an Environmental and Social Risk Management Policy, which outlines our commitments to reviewing the environmental and social risks of the business EDC supports. The Policy describes our legal and international commitments, which include our own domestic legislation (the Environmental and Social Review Directive), the Equator Principles, and the OECD Common Approaches. The Policy also outlines our specific commitments related to Climate Change.

5.	How does EDC measure the environmental impact?

For larger infrastructure developments, we require project sponsors to provide comprehensive environmental and social assessment documentation which details the impacts and mitigation measures of the specific project for which we are considering support. For other transactions, we take a risk-based approach to determine the likelihood and severity of potential impacts, with a focus on the counterparty’s environmental and social track record and overall environmental and social capacity to manage its own risks.

We have a group dedicated to Corporate Social Responsibility (CSR) which includes a team of specialists responsible for reviewing transactions against our Environmental and Social Risk Management Policy. This EAS team has diverse backgrounds in environmental and social impact assessment, climate change, biodiversity conservation and management, human rights, community development and stakeholder engagement, environmental management systems and engineering. It represents one of the most specialized in-house environmental departments of any Equator Principles Financial Institution or export credit agency. EAS plays a pivotal role in ensuring that we conduct our business in an environmentally and socially responsible manner in accordance with our corporate policies, legal environmental obligations and international commitments.

6.	How does EDC monitor the eligible transaction from an environmental stance?

Projects are monitored per the negotiated provisions in the loan or insurance policy documentation negotiated with the sponsor. This typically includes the sponsor providing, to EDC and other lenders / insurers, periodic monitoring reports during construction and operation of the project. These reports outline the project’s progress on establishing things such as environmental management systems, delivery of specific management plans, or other items agreed upon prior to lenders providing support.

7.	Does EDC finance nuclear, extractives and/or aerospace with Green Bonds?

Transactions whereby we determine a net environmental benefit associated with the project will be considered. However, this will be determined on a case-by-case basis.

8.	How does EDC define large hydro projects?

There is no universally-acceptable definition of what is a ‘large’ hydro project; that said, as with any project, we would take into account the size and scope of the proposed hydro project, including site location and potential environmental and social effects, in determining the commensurate level of review

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prior to providing support. We would also reference existing industry-sector guidelines and protocols, which would include those of the International Commission on Large Dams (ICOLD) as well as the International Hydropower Association (IHA).

9.	What is the composition of the existing Green Portfolio?

It is diverse in terms of transaction amounts (e.g. from $1 million to $100 million or more for loans) and sectors supported. Given its capital intensive nature, the Industrial Process Improvement green sector currently represents about one third of the portfolio. Water and Wastewater sectors also constitute about one third of the portfolio.

Liabilities

10.	What is the financial risk?

EDC credit is 100 per cent Canadian sovereign risk. Repayment of the bonds is not linked to the credit performance of the projects, so investors do not assume specific project risk. Our bonds are the full faith and credit obligations of the Government of Canada. The ratings reflect our status as an agent of her Majesty in right of Canada and EDC’s 100 per cent ownership by the Government of Canada. We service our debt from our own resources and our borrowings constitute a charge on and will be payable out of the Consolidated Revenue Fund (the Government of Canada’s primary account). Throughout our history, a payment from the Consolidated Revenue Fund to cover our obligations has never been requested. Green bonds can be issued off our current borrowing programmes; SEC registered or EMTN/144A.

11.	Why is EDC issuing Green Bonds?

The Green Bond reinforces our commitment to the environment. Our rigorous due diligence requirements ensure that all projects and transactions we support are financially, environmentally and socially responsible. Climate change is a key feature of our environmental and social risk management framework. Support for Clean Technologies is a strategic priority for EDC, as demand rises for goods and services that allow for a more efficient use of the planet’s resources. Opportunities to create trade are abundant in this sector and Canada has a large pool of established and emerging expertise in subsectors such as water and wastewater, biofuel, waste to energy, to name a few.

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12.	Does EDC have a strategy to issue Green Bonds?

We will issue green bonds in response to investor demand, growth in our Green portfolio and pending market conditions.

13.	How does EDC Green Bond compare with similar bonds issued by other supra-nationals?

We developed a similar framework to select eligible transactions. The projects and project types may differ among Green Bond issuers due to the underlying nature of the institutions. We are Canada’s export credit agency. Our job is to support and develop Canada’s export trade by helping Canadian companies respond to international business opportunities.

14.	Are there size restrictions on the Green Bonds?

Transactions will have a minimum size of USD 250 million to ensure the bonds are eligible for the Barclay’s Aggregate Index.

15.	Is the Green Bond refinancing old projects or is it only for new projects?

To provide transparency, we will report on the Green Bond use of proceeds.

16.	What type of financial products does the Green Bond finance?

Loans.

17.	In which countries does EDC invest as part of the Green Bond portfolio?

The Green Bond portfolio is a reflection of our general activities, which encompasses more than 180 markets worldwide. EDC may opt, at its discretion, to avoid investments in particular markets where the Canadian export community is not active, or in countries in which Government of Canada sanctions prohibit EDC from providing support.

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